March 22, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	PAREXEL International Corporation Form 10-K for Fiscal Year ended June 30, 2009 Schedule 14A filed October 28, 2009 Form 10-Q for the Quarterly Period Ended December 31, 2009 File No. 000-21244
Ladies and Gentlemen:
On behalf of PAREXEL International Corporation (“PAREXEL” or the “Company”), I am responding to the comments contained in the staff’s letter dated February 23, 2010 to Mr. James F. Winschel, Jr., Senior Vice President and Chief Financial Officer of the Company.
The responses below are keyed to the numbering of the comments in your letter. Page numbers in the comments refer to the pages of the Company’s Schedule 14A filed with the Commission on October 28, 2009.
Schedule 14A filed October 28, 2009
Compensation Discussion and Analysis
Elements of our Executive Compensation Program, page 17
1.	Please revise your disclosure to specify both the personal goals and the business unit operating margin (BOM) objectives established by your Compensation Committee for your Named Executive Officers in connection with the Management Incentive Plan. To the extent these goals were quantified, your disclosure should be similarly quantified.
Response
We note that PAREXEL previously responded to staff comments regarding disclosure of performance targets in 2008, including in particular our disclosures regarding the business unit operating margin (BOM) objectives and personal goals established by our Compensation Committee for our Named Executive Officers in connection with the Management Incentive Plan. For the staff’s convenience (and for ease of reference below), we have attached copies of this prior correspondence, beginning with the staff’s letter to PAREXEL dated February 27, 2008 and concluding with the staff’s letter to PAREXEL dated August 18, 2008 indicating that the staff had no further comments (collectively, the “Prior Correspondence”).
A. Business Unit Objectives
In our letter to the staff dated July 22, 2008 (the “July 22 Letter”), we provided a detailed analysis, including a hypothetical numerical example, to demonstrate how competitors could use information with respect to our confidential BOM objectives to determine key financial measures that have not been disclosed and how the disclosure of such measures could be used to cause us competitive harm.
In the July 22 Letter, we explained that we view the BOM objectives of our business segments and service lines to be confidential information, and that we would expect that the disclosure of specific BOM objectives would necessitate the additional disclosure, in the Compensation Discussion and Analysis section of our proxy statements, of the actual BOMs of the relevant business segments or service lines, in connection with our discussion of whether or not a specific BOM objective performance target was met. We explained that we do not publicly disclose the BOMs of our business segments or service lines, and that we believe that BOMs are a key financial measure, the disclosure of which could cause us competitive harm.
In addition, we described in the July 22 Letter our belief that disclosure of the BOM objectives of our business segments or service lines would allow competitors to calculate the non-corporate SG&A of those business segments or service lines. We explained that we consider non-corporate SG&A also to be a key financial measure, the disclosure of which could cause us competitive harm.
We continue to view the BOM objectives of our business segments and service lines as confidential information and a key financial measure, the disclosure of which could cause us competitive harm for the reasons described in the July 22 Letter.
In addition, we continue to believe that disclosure of the BOMs of our business segments or service lines would allow competitors to calculate the non-corporate SG&A of those business segments or service lines. Moreover, we continue to consider non-corporate SG&A also to be a key financial measure, the disclosure of which could cause us competitive harm for the reasons discussed in the July 22 Letter.
In light of the fact that we did not disclose the BOM objectives in our Schedule 14A filed October 28, 2009 (the “2009 Proxy Statement”) because we believe that such disclosure would cause us competitive harm, we included the following disclosure regarding the likelihood of achieving the BOM objectives:
“With regard to the goals set by the Board for BOM objectives, in each case the [Compensation] Committee set an incentive objective with an expected probability of achievement of 80% based on historical performance and established budgets.”

B. Personal Goals
In our letter to the staff dated May 23, 2008 (the “May 23 Letter”), we undertook to evaluate on an annual basis whether any of the personal goals for our Named Executive Officers were material, and we noted that we would disclose the personal goals that we determined were material, except as omission is permitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In our letter to the staff dated March 31, 2008, we provided our detailed analysis of the competitive harm that would result from disclosure of the personal goals and the probability-of-achievement disclosure that we would provide.
We confirm that, subsequent to the May 23 Letter, we have evaluated on an annual basis whether any of the personal goals for our Named Executive Officers were material to investors. In each year subsequent to the May 23 Letter we have determined that no such personal goals were material to investors; following is a discussion of this materiality analysis with respect to the personal goals for our Named Executive Officers in our fiscal year ended June 30, 2009 (“Fiscal 2009”).
We confirm that we will continue to evaluate on an annual basis whether any of the personal goals are material, and that, subject to the exception provided pursuant to Instruction 4 to Item 402(b) of Regulation S-K, we will disclose the ones that we determine are material.
Personal Goals in Fiscal 2009
As noted in the 2009 Proxy Statement, the achievement of personal goals for Fiscal 2009 was just one of up to four factors available for consideration to determine that portion of each Named Executive Officer’s annual compensation that is determined pursuant to the plan. Each Named Executive Officer had 5-8 individual goals that comprised his “personal goals” in Fiscal 2009 for purposes of the management incentive plan. Also as noted in the 2009 Proxy Statement, personal goals can constitute no more than 20% of the opportunity for any individual under our management incentive plan.
Moreover, as noted in the 2009 Proxy Statement, the achievement or non-achievement of personal goals was not considered at all in determining bonus compensation for our Named Executive Officers in Fiscal 2009 as a result of the Company failing to reach necessary EPS targets and backlog targets. As a result of the Company’s EPS and backlog results in Fiscal 2009, neither BOM targets nor personal goal targets were considered, and our Compensation Committee decided that no bonuses would be paid to the Company’s executive officers for Fiscal 2009.
In light of the fact that for Fiscal 2009 (i) the achievement of personal goals accounted for just 20% of each Named Executive Officer’s possible annual incentive compensation under the management incentive plan, (ii) each Named Executive Officer had 5-8 individual goals that comprised his “personal goals” for purposes of the management incentive plan, (iii) no single personal goal accounted for more than 4% of any Named Executive Officer’s total incentive compensation potential, (iv) no incentive compensation under the management incentive plan was awarded to any of our Named Executive Officers and (v) the achievement or non-achievement of personal goals by our Named Executive Officers was not even considered by the

Compensation Committee, we concluded that the personal goals were not material to an understanding of our executive compensation for Fiscal 2009.
Although we concluded that the personal goals of our Named Executive Officers were not material to investors in Fiscal 2009, we note for the staff the following summary of the personal goals of our Named Executive Officers for Fiscal 2009. We expect to provide similar disclosure beginning with the proxy statement for our next annual meeting of shareholders (the “2010 Proxy Statement”).
•	Mr. von Rickenbach’s personal goals for Fiscal 2009 consisted of qualitative goals relating to core growth performance, including improvements in our sales force effectiveness, business component integration and Company technology strategy, strategy around our LEAP initiative, improvement of international cost reductions and indirect savings, and talent management.

•	Mr. Winschel’s personal goals for Fiscal 2009 consisted of qualitative goals relating to the implementation of our new financial software system, our global tax strategy, improving Company-wide operating efficiency, directing the geographic expansion of our financial team, the integration of the ClinPhone acquisition, and the development of our finance management team.

•	Mr. Goldberg’s personal goals for Fiscal 2009 consisted of qualitative goals relating to the formalization of our account management methodologies, the implementation and improvement of certain sales strategies, the strategy around our LEAP initiative, the integration of the ClinPhone acquisition, the expansion of our therapeutic area expertise, implementation of our global human resources strategy, and the design and implementation of our new corporate headquarters.

•	Mr. Schneider’s personal goals for Fiscal 2009 consisted of qualitative goals relating to the formalization of our account management methodologies, implementing operational changes in certain of our business segments, implementing structural changes to a specific business unit, hiring a successor to a retired team member, and the development of our human resources management team.

•	Mr. Batt’s personal goals for Fiscal 2009 consisted of qualitative goals relating to the development of resources for internal Company clients, client relationship management, the review and analysis of regulatory compliance and corporate governance practices, and the continued development of our internal legal team.

•	Mr. Brykman’s personal goals for Fiscal 2009 consisted of qualitative goals relating to business development and global operations, core revenue growth from specified business and/or service line opportunities and related cost savings, the implementation of account management methodologies, and business component integration and analysis of potential acquisitions.

2.	We note that you granted stock options to your Named Executive Officers in fiscal year 2009 as discussed on page 22. You should disclose in the CD&A the amounts granted and the basis the Committee used determining the size of the grants. In that regard, we note that on page 21 you refer to the circumstances of your company and the market in general that would factor into the Compensation Committee’s determination of stock option awards. You should expand the disclosure to provide the specific circumstances, as well as any individual performance achievements or lack thereof, considered by the Compensation Committee in making the awards.
Response
Beginning with the 2010 Proxy Statement, we will disclose in CD&A the amount of any equity awards, including stock option awards, granted to our Named Executive Officers, and the specific basis on which the Compensation Committee determined the size of such grants.
In our 2009 Proxy Statement, we noted our overall guideline that equity awards are intended to be benchmarked to our peer groups in a way that takes into account our financial performance relative to that of the companies in our peer groups. We also explained that adjustments may be made to the general targets after considering a number of factors, including the individual executive’s general performance, tenure with the Company, experience, and the contributions and importance to the Company. In addition, we noted in our 2009 Proxy Statement that the Compensation Committee considers the economic value as well as the retention value of prior equity grants received by our Named Executive Officers in determining current and future compensation.
Moreover, we noted in our 2009 Proxy Statement that, in determining the size of an equity grant to each of our executives, the Compensation Committee considered comparable equity awards of executives in both of our compensation peer groups, our company-level performance, the applicable executive’s previous awards and the recommendations of management and consultants to the Committee. In addition, we noted that the Compensation Committee considered competitive data provided by Pearl Meyer & Partners, retention levels evidenced by existing equity ownership, previous grants of stock options and restricted stock, vesting schedules of outstanding stock options and restricted stock, and past financial performance and future expectations. We also noted that the Compensation Committee considers individual performance during the relevant fiscal year. Please note that the Compensation Committee does not evaluate a specific set of individual goals for each Named Executive Officer; the Compensation Committee makes a general subjective assessment of each Named Executive Officer’s performance during the course of the year.
Although we believe that we provided an appropriate discussion of our decision-making process with respect to equity awards to our Named Executive Officers, we will provide additional disclosure in future filings, in response to the staff’s comments.
Beginning with the 2010 Proxy Statement, we will disclose in the CD&A section of such proxy statement any specific circumstances of our company and the market in general that materially factor into the Compensation Committee’s determination of equity awards, including stock option awards, as well as material individual performance achievements of our Named Executive Officers, or lack thereof, considered by the Compensation Committee in making such awards.

Using data from Fiscal 2009 for purposes of illustration, following is an example of the disclosure we will include beginning in the 2010 Proxy Statement:
          “The Compensation Committee granted annual equity awards to the Company’s named executive officers in September 2009. In determining the amount and terms of such equity awards, the Compensation Committee considered the following factors, each of which is discussed below:
•	our financial performance relative to that of the companies in our peer groups;

•	competitive data provided by Pearl Meyer & Partners;

•	the accounting charge associated with each equity award; and

•	each named executive officer’s general performance during the relevant fiscal year.
          With regard to our financial performance relative to that of the companies in our peer groups, the Compensation Committee reviewed the revenues of the companies in our peer groups over the relevant time period and noted that Company revenue was approximately equal to the median. As a result of this analysis, the Compensation Committee decided that the amount and terms of equity awards to our named executive officers should generally track the median of the amounts and terms of equity awards granted to named executive officers at the companies in our peer groups.
          Using data provided by Pearl Meyer & Partners, the Compensation Committee considered, with respect to each of our named executive officers, the market-competitive range for equity grants for executive officers of comparable positions based on the 50th percentile of the companies in our peer groups. Subject to potential adjustment in light of the analysis described in the following paragraph, the Compensation Committee determined to grant equity awards to our named executive officers based on the median dollar amount of such range. The Compensation Committee calculated the number of shares to grant to our named executive officers by dividing such median dollar amounts by the closing price of our stock on the day the determination was made by the Compensation Committee. The Compensation Committee elected to use our then-current stock price in the calculation because it determined that such metric best reflected the value of the Company’s common stock at the time of the decision.
          Following those calculations, the Compensation Committee then reviewed the accounting charge that would be associated with each preliminary grant to each of our named executive officers, to determine if such charge would have a disproportionately negative effect on the Company’s financial statements. In addition, the Compensation Committee considered the general performance of each of our named executive officer’s over the course of the year, and then made a subjective determination as to whether an individual’s performance should have an impact on the size of the equity award. This evaluation was not against a pre-determined set of criteria, but was a general subjective assessment of overall individual performance during the relevant time period. Neither the Compensation Committee’s analysis of the accounting charge associated with the tentative grant to each named executive officer nor the performance of any named executive officer resulted in an adjustment to the size of the preliminary equity award to any of our named executive officers in Fiscal 2009. As a result, the Compensation Committee granted the equity awards in the amounts calculated as described in the preceding paragraph.

          The Compensation Committee used the same methodology with respect to grants of restricted stock and grants of stock options.”
          Finally, we note the staff’s comment in reference to page 21 of the 2009 Proxy Statement, regarding the circumstances of the Company and the market in general that would factor into the Compensation Committee’s determination of stock option awards. For the sake of clarity, please note that in light of the general market practices for companies in our peer groups with respect to the frequency of equity grants to executive officers, the Compensation Committee in Fiscal Year 2009 changed the grant practice to one of making a grant each year from one where we would make a grant every three years. The Compensation Committee decided to change the frequency of grants because a majority of the companies in our peer groups grant equity awards on an annual basis and the Compensation Committee believes it is in the best interests of the Corporation to largely track the market practice of our peer groups in this respect. Although the Compensation Committee changed the grant practice with respect to the frequency of grants in Fiscal 2009, the Compensation Committee will continue to have the right to make equity grants on a more or less frequent basis, depending on the circumstances of the Company and the market in general with respect to the practices of the companies in our peer groups.
Form 10-Q for the Quarterly Period Ended December 31, 2009
Note 12. Derivatives, page 13
3.	Please revise your disclosure to clarify the following related to your foreign exchange derivatives not designated as hedging instruments:
•	The nature and amount of each significant item included in the $8 million of miscellaneous income for the six months ending December 31, 2008, which appears to include the $21.2 million gain related to the foreign exchange contracts. Please also refer to Management’s Discussion and Analysis regarding Other Income and Expense on Page 21.

•	The event(s) that occurred between December 31, 2008 and June 30, 2009 that caused your gain of $21.2 million on these foreign exchange contracts for the six months ending December 31, 2008 to change to a loss of $876,000 for the year ending June 30, 2009. Please also refer to Note 4 of your Form 10-K.
Response
With respect to the first comment above, we will revise Management’s Discussion and Analysis regarding Other Income and Expense in a Form 10-Q/A to be filed, with the relevant disclosure as follows:
“We recorded net other expense of $10.7 million for the six months ended December 31, 2009 compared with net other income of $2.0 million for the six months ended December 31, 2008. The $12.7 million swing was attributable to a $14.0 million decrease in foreign exchange gains;

partially offset by a $0.8 million decrease in interest expense (net of interest income) and a $0.5 million decrease in other miscellaneous expenses. Miscellaneous expense for the six months ended December 31, 2009 included a $6.1 million reserve for an impaired investment in a French laboratory that filed for bankruptcy protection. The $8.0 million of miscellaneous income for the six months ended December 31, 2008 consisted of $21.2 million of gains related to foreign exchange contracts, which were offset by $6.4 million of losses on revaluation of foreign denominated assets/liabilities, a $3.0 million legal settlement charge related to a contract dispute, a $2.3 million write-off of certain impaired assets, and $1.5 in other miscellaneous losses. Of the total $21.2 million of gains related to foreign exchange contracts, $15.5 million was attributable to a derivative instrument hedging the currency fluctuations between the pound sterling and Euro as part of the cash funding structures used for the $172 million ClinPhone acquisition. The majority of these gains were largely offset by losses resulting from the remeasurement of the related foreign currency denominated liabilities.”
With respect to the second comment above, we supplementally inform the staff that during the six-month period between December 31, 2008 and June 30, 2009, gains on foreign exchange contracts decreased by $22.1 million, from a gain of $21.2 million at December 31, 2008 to a loss of $0.9 million at June 30, 2009. The decrease was due primarily to two factors: (1) a $19.2 million decrease in the fair value of derivative instruments established to support the funding of the ClinPhone acquisition (see above) driven by a change in the prevailing market rate against the contracted rate and (2) the weakening of the pound sterling against the Euro.
The Company believes its current disclosure in Form 10-Q for the Quarterly Period Ended December 31, 2009 and that in its Form 10-K for the Fiscal Year ended June 30, 2009 are accurate and would respectfully propose not revising its disclosures for this supplemental information. Since the analysis and discussion for the six-month period between December 31, 2008 and June 30, 2009 would not normally be covered in the standard disclosures of 10-Qs and 10-Ks, we do not believe this supplemental information would be beneficial to the readers of financial statements.
*****

In connection with responding to the staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact either the undersigned at 781-434-4158, douglas.batt@parexel.com, or W. Brett Davis of PAREXEL at 781-434-4056, brett.davis@parexel.com.
Very truly yours,

/s/ Douglas A. Batt

By:	Douglas A. Batt, Senior Vice President,
General Counsel and Secretary of PAREXEL International Corporation

Enclosures

cc:	Securities and Exchange Commission:

Scot Foley, Staff Attorney
Jeffrey Riedler, Assistant Director
Jim B. Rosenberg, Senior Assistant Chief Accountant

PAREXEL International Corporation:

Josef H. von Rickenbach, Chairman and Chief Executive Officer
James F. Winschel, Jr., Senior Vice President and Chief Financial Officer
W. Brett Davis, Vice President and Associate General Counsel

Prior Correspondence Between
the Staff and the Company

TABLE OF CONTENTS

Description	Section

Letter from the Staff to the Company dated February 27, 2008	1

Letter from the Company to the Staff dated March 31, 2008	2

Letter from the Staff to the Company dated April 9, 2008	3

Letter from the Company to the Staff dated May 23, 2008	4

Letter from the Staff to the Company dated June 16, 2008	5

Letter from the Company to the Staff dated July 22, 2008	6

Letter from the Staff to the Company dated August 18, 2008	7

Section 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010
February 27, 2008
Mr. Josef H. von Rickenbach
Chairman and Chief Executive Officer
Parexel International Corporation
200 West Street
Waltham, MA 02451

Re:	Parexel International Corporation Form 10-K for Fiscal Year ended June 30, 2007 Filed August 27, 2007 File No. 000-21244
Dear Mr. von Rickenbach:
     We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.
     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the year ended June 30, 2007
Schedule 14A
Information about Executive and Director Compensation, page 12

Mr. Josef H. von Rickenbach
Parexel International Corporation
February 27, 2008

Cash Bonuses under Management Incentive Plan, page 16
1.	Please disclose the specific goals set by the Board, including the specific EPS goal, the backlog objectives, business unit objectives, the predetermined business unit objectives, and each executive’s personal goals.

2.	Additionally, it is not clear what information the chart on the top of page 18 is intended to convey. What is the base and what is the target? Please provide more information.
Section 16( a) Beneficial Ownership Reporting Compliance, page 40
3.	We note your disclosure that Messrs. Callow and Fortune each reported open market sales late on a Form 4. Please expand your disclosure to provide the information required by Item 405 (a)(2) of Regulation S-K, including the number of late reports and the number of transactions that were not reported on a timely basis during the fiscal year ended June 30, 2007.
*   *   *  *  *
     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Josef H. von Rickenbach
Parexel International Corporation
February 27, 2008

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
     Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions regarding the comments and related matters.
Sincerely,

Jeffrey Riedler
Assistant Director

Section 2

March 31, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PAREXEL International Corporation
Form 10-K for Fiscal Year ended June 30, 2007
Filed August 27, 2007
File No. 000-21244
Ladies and Gentlemen:
On behalf of PAREXEL International Corporation (“PAREXEL” or the “Company”), I am responding to the comments contained in your letter dated February 27, 2008 to Mr. Josef H. von Rickenbach, Chairman and Chief Executive Officer of the Company.
The responses below are keyed to the numbering of the comments in your letter. Page numbers in the comments refer to the pages of the Company’s Schedule 14A filed with the Commission on October 26, 2007.
Cash Bonuses under Management Incentive Plan, page 16
1.	Please disclose the specific goals set by the Board, including the specific EPS goal, the backlog objectives, business unit objectives, the predetermined business unit objectives, and each executive’s personal goals.
Response:
For the Staff’s benefit, we have set forth below a brief overview of the goals underlying our annual management incentive plan. Following this overview, we identify the types of goals that we plan to disclose in future filings beginning with the proxy statement for our next Annual Meeting (the “2008 Proxy Statement”). With respect to those goals that we believe we are not required to disclose in future filings, we provide an analysis of why we believe those goals are not required to be disclosed.
I.      Overview of Goals
For the fiscal year ended June 30, 2007 (“Fiscal 2007”), the specific goals underlying our management incentive plan were as follows:
(i)	EPS: 25-60% of the total annual incentive compensation of each named executive officer, including, for the purposes of this letter, Kurt Brykman (each, an “NEO”), under our management incentive plan was dependant on the Company’s achievement of a target earnings per share, or EPS;

Security and Exchange Commission
File No. 000-21244
March 31, 2008

(ii)	BACKLOG: 20-40% of each NEO’s total annual incentive compensation under our management incentive plan was dependant on the Company’s achievement of a target corporate backlog;

(iii)	PERSONAL GOALS: 20% of each NEO’s total annual incentive compensation under our management incentive plan was dependant on the NEO’s achievement of personal goals; and

(iv)	BUSINESS OPERATING MARGIN: in addition, for three of our six NEOs, 20-30% of the NEO’s total annual incentive compensation under our management incentive plan was dependant on the achievement of business operating margin objectives (“BOM objectives”) for various segments or units of the Company.
While the nature of the goals for Fiscal 2008 is not identical to those for Fiscal 2007, it is substantially similar.
II.      Company-Wide EPS Goal and Backlog Objectives
In future filings, beginning with the 2008 Proxy Statement, we will disclose, pursuant to Item 402(b) of Regulation S-K, the specific EPS goal and backlog objective, in each case for the last completed fiscal year. Sample disclosure is provided in the last section of our response to this comment.
III.     Business Unit Objectives
In future filings, beginning with the 2008 Proxy Statement, we will disclose pursuant to Item 402(b) of Regulation S-K:
•	any BOM objectives that we publicly report on for our three business segments (PAREXEL Consulting and Medical Communications Services; Clinical Research Services; and Perceptive Informatics, Inc.); and
•	any BOM objectives that are based on the sum of objectives that we publicly report on for two or more of our three business segments;
in each case for the last completed fiscal year. Sample disclosure is provided in the last section of our response to this comment.
We do not believe that the BOM objective for (i) our PAREXEL Consulting unit (which is part of our PAREXEL Consulting and Medical Communications Services segment), (ii) our Clinical Pharmacology unit (which is part of our Clinical Research Services, or CRS, segment) or (iii) our CRS segment excluding the Clinical Pharmacology unit is required to be disclosed under Instruction 4 to Item 402(b) of Regulation S-K. We do not believe it is appropriate to disclose such metrics because we believe that disclosure of these objectives would result in competitive harm to the Company for the reasons discussed below.
In 2007, one of our NEOs had a goal for the PAREXEL Consulting unit, one of our NEOs had a goal relating to the Clinical Pharmacology unit, and one of our NEOs had a goal relating to the CRS segment excluding the Clinical Pharmacology unit.

Security and Exchange Commission
File No. 000-21244
March 31, 2008

The bio/pharmaceutical services industry in which we participate is highly competitive and we face numerous competitors in many areas of our business. We primarily compete against in-house departments of pharmaceutical companies, other full service clinical research organizations, or CROs, small specialty CROs and, to a lesser extent, universities, teaching hospitals and other site organizations. In addition, our PAREXEL Consulting and Medical Communications Services business segment competes with a large and fragmented group of specialty service providers, including advertising/promotional companies, major consulting firms with pharmaceutical industry groups and smaller companies with pharmaceutical industry focus. Our Perceptive Informatics, Inc. business segment competes primarily with CROs, information technology companies and other software companies. Some of these competitors, including the in-house departments of pharmaceutical companies, have greater capital, technical and other resources than us. In addition, our competitors that are smaller specialized companies may compete effectively against us because of their concentrated size and focus.
The PAREXEL Consulting unit provides technical expertise and advice in such areas as drug development, regulatory affairs, and bio/pharmaceutical process and management consulting. The Clinical Pharmacology unit of CRS provides drug development consulting, drug administration and monitoring, bioanalytical services, and patient recruitment. We believe that our PAREXEL Consulting and Clinical Pharmacology units are market leaders. Because of the importance of these units to our success and because business operating margin is an important financial metric that we use to manage businesses and gauge competitive performance, we have not since our fiscal year ended June 30, 2004 publicly disclosed the business operating margin of our PAREXEL Consulting unit, and we have never publicly disclosed the business operating margin of our Clinical Pharmacology unit. We also believe that our competitors use operating margin and related metrics to determine the quality of the revenue growth and the extent to which their businesses are appropriately managing costs. The PAREXEL Consulting targets and Clinical Pharmacology targets that we establish reflect management’s business judgment regarding the level at which the PAREXEL Consulting unit and Clinical Pharmacology unit, respectively, must succeed to maintain market share on a profitable basis and for us to compete effectively as a company. If we were to disclose targets for the PAREXEL Consulting and Clinical Pharmacology units, competitors would use this critical information to benchmark their own growth and profitability objectives and better understand how their planned performance positions them to compete with us in the future.
Our CRS segment is comprised of (i) our Clinical Pharmacology unit and (ii) units which may be described collectively as “non-Clinical Pharmacology units”. As noted above, in future filings we will disclose pursuant to Item 402(b) of Regulation S-K any BOM objectives that we publicly report on for our CRS business segment as a whole. However, were we to disclose the business operating margin of the non-Clinical Pharmacology units of our CRS business segment, the business operating margin of our Clinical Pharmacology unit would be easily calculated as it would be simply the BOM of our CRS business segment less the BOM of the non-Clinical Pharmacology units. Because we believe that disclosure of the business operating margin of our Clinical Pharmacology unit would cause us to suffer from the competitive harms described below, we believe that disclosure of the business operating margin of our CRS segment excluding the Clinical Pharmacology unit would cause us to suffer from those same competitive harms.

Security and Exchange Commission
File No. 000-21244
March 31, 2008

In addition to the harm described above, we believe that disclosure of the goals for the PAREXEL Consulting unit and Clinical Pharmacology unit would cause us to suffer from the competitive harms common to the target metrics described below under the heading “Competitive Harm Common To All Performance Metrics”. Likewise, we believe that disclosure of the goals for the PAREXEL Consulting unit and the Clinical Pharmacology unit would allow competitors to more effectively solicit our executive leadership, as described below under the heading “Competitive Harm Regarding The Market For Executive Talent”.
IV.      Personal Goals
The personal goals under our annual management incentive plan for our NEOs have primarily been qualitative performance objectives, but have also included some quantitative metrics. We believe that disclosure of the specific personal goals (collectively, the “Personal Goals”) would result in competitive harm to us for the reasons discussed below. Therefore, we believe the Personal Goals are not required to be disclosed under Instruction 4 to Item 402(b) of Regulation S-K. We also believe that the Personal Goals are not material to readers of our Compensation Discussion and Analysis for the reasons discussed below.
          A.      Disclosure of Personal Goals Would Result in Competitive Harm
The following discussion identifies the competitive harm that we would expect to suffer if we were to disclose the Personal Goals. The competitive harm falls into two categories: (i) competitive harm caused by competitors’ ability to use the Personal Goals to compete more effectively with us and (ii) competitive harm caused by competitors’ ability to use the Personal Goals to more successfully solicit our executives and key personnel away from us. In the following sections, we (a) describe the nature of the Personal Goals, (b) discuss how the Personal Goals could be used by competitors to compete more effectively with us, (c) discuss the competitive harms common to the Personal Goals collectively and (d) discuss how competitors could use the Personal Goals to more successfully solicit our executives and key personnel away from us.
1.      Overview of Personal Goals
The qualitative performance objectives of our NEOs can be viewed as falling into the following three general categories of goals:
•	Human Resources — creating succession plans regarding specific positions within our company; enhancing expertise in certain areas and developing particular human resources; increasing involvement with specific employee groups; completing searches for certain personnel; and developing plans for new hires to understand our business;

•	Business Strategies — developing strategies for certain business segments; directing efforts regarding meeting certain metrics; instituting programs regarding operational performance; launching operations in certain regions; developing profitability plans; devoting resources to drive certain businesses; implementing new facilities plans; and integrating new businesses; and

Security and Exchange Commission
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•	Legal and Risk — performing comprehensive legal risk analyses; creating plans regarding contract negotiation processes; and creating professional development plans for Company attorneys.
The quantitative metrics included in some Personal Goals consist of implementing a company-developed metrics program; improving budgeting in capital spending; improving profitability in specific countries and optimizing tax rate; and improving margins, productivity and profitability.
2.      Competitive Harm Regarding Personal Goals
a)   Human Resources
In order to compete effectively, we must attract and maintain qualified management, sales, professional, scientific, and technical operating personnel. Competition for these skilled personnel, particularly those with a medical degree, a Ph.D. or equivalent degrees, is intense. We have devoted substantial resources to developing and maintaining an executive and key personnel staff comprised of experts in their fields, and such persons are invaluable to our success as a business. Were we to disclose our specific succession plans for certain positions, human resources needs or plans for hiring personnel in specific groups or business units of our company, our competitors could (i) revise their human resource plans simply for the purpose of preventing us from hiring certain talented individuals to fill needs that we have identified, (ii) gain insight into areas of growth that we have identified, thereby allowing competitors to target those fields earlier than they otherwise might and depriving us of the advantage of being the first company to target a specific area, or (iii) solicit away from us certain personnel. This would be particularly harmful to us in those situations where we have indicated that a succession plan or search to fill certain positions is ongoing or planned to begin at a future date. As we would likely not have comparable information about our competitors’ human resources-related plans, we would be severely compromised in our search for talented individuals. Such a compromise would be particularly harmful to our business in light of the fact that competition for the specialized personnel key to our business is unusually intense.
b)   Business Strategies
We are constantly striving to improve our profitability, refine our budgeting considerations and improve our plans and programs regarding company-wide strategies for addressing such concerns. If we were to disclose specific business strategies, plans for new operations or future allocation of resources, competitors would use this information to more precisely understand how to maximize their competitive position against us. Competitors could use the information directly in seeking to win business from our customers by (i) implementing our own strategies or operations earlier than we have planned to do so or (ii) launching new

Security and Exchange Commission
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operations created specifically to compete with those operations that we have indicated we intend to launch.
The effect of also disclosing our launch of new operations and focus on certain resources would compound the competitive harm to us caused by disclosing our business development strategies. Resources are finite, which means that businesses must balance how much to invest in various aspects of their business. Were competitors to have access to our potential plans for new operations or focus on certain resources, competitors would glean the relative priorities in our business model and use the data to inform their own resource allocation, thereby making them more successful in competing with us. Likewise, competitors could allocate resources to or away from certain areas that we have identified, but competitors could perhaps do so in a timeframe that is earlier than that which we have scheduled or would be able to complete.
c)   Legal and Risk
Legal risk analysis is a key consideration for us. Our business is subject to numerous governmental regulations, primarily relating to worldwide pharmaceutical product development and regulatory approval and the conduct of clinical trials. Failure to comply with these governmental regulations could result in the termination of our ongoing research, development or sales and marketing projects, or the disqualification of data for submission to regulatory authorities. We also could be barred from providing clinical trial services in the future or could be subjected to fines. Any of these consequences would harm our reputation, our prospects for future work and our operating results. As a result, risk analysis is paramount to our success as a business and the conclusions drawn from such risk analysis result in our allocating resources toward certain areas with the goal of minimizing risk in such areas. As discussed above, were our competitors to obtain certain information regarding our resource allocation, they could use such information to better compete against use, both by improving their own service offerings and by using the information in an attempt to disparage the company.
The areas of contract negotiation and internal legal development are sub-areas within our legal risk management group, and the disclosure of company-specific objectives regarding those areas could lead to competitors adopting similar strategies or revising their strategies to better compete with us. In particular, were we to disclose our objectives regarding the contract negotiation process — whether with regard to customer contracts, supplier contracts, or any other negotiated agreements — we would severely jeopardize our position with regard to third parties, and any advantage we may have against our competitors with regard to those third parties, because our negotiation strategy would be public information.
d)   Quantitative Metrics

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Through our clinical research and product launch services, we seek to help clients maximize the return on their significant investments in research and development by reducing the time, risk, and cost of clinical development and launch of new products. In connection with reaching these overarching goals, and as part of an internally developed performance plan, we have developed company-specific metrics regarding how to internally gauge performance and profitability, and how best to analyze and respond to certain budgetary considerations. Were the plan or related programs regarding such company metrics programs disclosed, our competitors could use this data to implement similar metrics (or metrics based on those used in our plan and programs) to improve their competitive service offerings, maximize their own profitability, revise their budgeting or improve their tax rates. Specifically, competitors would gain knowledge of which areas of our business are most profitable, and they could use that information in ways that would cause our profit margins to decrease by (a) focusing more resources on those areas to increase competition in those areas and/or (b) simply reducing their own prices in those areas without devoting any more resources to those areas.
Without this information, competitors may devote insufficient resources to those areas we have identified as important for increasing profitability, or, conversely, competitors may over-invest in certain areas. Likewise, without access to our company-developed metrics, competitors would not have the ability to adjust their strategies in response to such metrics or use their own data in similar calculations.
In addition, since many of our competitors are institutions that are not subject to public disclosure obligations, such as in-house departments of pharmaceutical companies, universities, teaching hospitals, and other site organizations, we would not be able to obtain similar insights into our competitors’ budgeting plans, company-wide strategies or any company-developed metrics in relation to those items, and thus we would be unfairly disadvantaged.
Finally, the disclosure of our company-specific metrics regarding how to internally gauge profitability could result in our customers in such areas becoming aware of our profit margins in those areas and demanding lower prices as a result. With customers aware of such profit margins, we would be at a distinct disadvantage from a negotiating standpoint and would likely have to lower our prices in response. We would then suffer decreased profit margins in those key areas. Such losses would be the result of a severe competitive disadvantage, as our competitors’ profit margins in the relevant key areas would not be public knowledge (as ours would be), allowing our competitors to establish superior negotiating positions with customers in those key areas.
3.      Competitive Harm Common to All Personal Goals

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File No. 000-21244
March 31, 2008

In light of the intense competition in our industry, a vital element in competing effectively is to anticipate as early as possible the most likely strategies of the competition. Once those strategies and plans are known, a company’s next step is responding effectively to such strategies and plans. If we were to disclose our Personal Goals in the areas identified above, we would provide our competitors with a tremendous ability to anticipate (if not learn outright) our strategic plans.
Moreover, were our competitors to learn our strategic plans, they would become aware not only of those areas on which we are currently focusing and allocating resources, but also those areas on which we are not focusing. This information, which our competitors would otherwise not have, could enable our competitors to allocate their own resources away from such areas, comfortable in the knowledge that we were not seeking to strengthen our positions in those areas at that time. As we would not have comparable information regarding our competitors’ performance objectives, we would be severely harmed and quite disadvantaged with regard to competing effectively with such companies.
Each Personal Goal is a component of our strategic planning process, and the disclosure (even post-performance) of any Personal Goal would allow our competitors to track such data over multiple years and obtain an insight into our strategic planning process and the goals for resource allocation, new developments, and likely future human resources planning. Competitors would also be able to determine those areas where we may believe that we have a weakness at a certain period of time or an unusually high risk. Knowledge of our targeted objectives, particularly as tracked over time, would provide competitors with a much deeper insight into how we manage our business to maintain our leadership position.
4.      Competitive Harm Regarding Market for Executive Talent
Disclosure of the Personal Goals would be especially harmful to us because these objectives are used in the context of evaluating personal performance. Were competitors to become aware of the Personal Goals, they would likely be more successful in soliciting our executives away from us by offering bonus compensation based on more easily reached goals. As noted in our Form 10-K filed in connection with fiscal year 2007, our senior executives and project team leaders participate in maintaining key client relationships and engaging in business development activities, so it is likely that such persons would be highly valued by our competitors. Were we to provide our competitors with any information that would assist our competitors in soliciting our key personnel away from us, we would suffer a severe competitive disadvantage.
          B.      The Personal Goals Are Not Material
As noted above, pursuant to our management incentive plan, the achievement of Personal Goals is just one of up to four factors used to determine that portion of each

Security and Exchange Commission
File No. 000-21244
March 31, 2008

NEO’s annual compensation that is determined pursuant to the plan. In light of that fact, and given that (i) each NEO has 4-8 individual goals that comprise his “Personal Goals” for purposes of the management incentive plan, (ii) the achievement of personal goals accounts for just 20% of each NEO’s possible annual incentive compensation under the management incentive plan, (iii) overall incentive compensation under the management incentive plan equalled less than 25% of any NEO’s total compensation for Fiscal 2007 and (iv) the achievement of personal goals accounted for less than 5% of each NEO’s total compensation for Fiscal 2007, we do not believe the Personal Goals are material to investors.
V.      Current Year Goals
As to the goals for the year in progress when each year’s CD&A is prepared, we do not believe that any disclosure of information regarding the current year is material to an understanding of NEO compensation for the last completed fiscal year, which is the focus of CD&A, because no amounts relating to current year opportunities are required to be included in the summary compensation table for the last completed fiscal year. In addition, in the past, the current year awards have not represented a material change in compensation arrangements from the last completed fiscal year that could affect a fair understanding of NEO compensation for that last completed fiscal year. If in the future the current year awards should be relevant to an understanding of amounts paid in the last completed fiscal year, we would re-evaluate whether disclosure in CD&A is required.
VI.     Anticipated Disclosure for 2008 Proxy Statement
We expect to provide substantially the following modified disclosure in the 2008 Proxy Statement:
“The Compensation Committee approved management incentive plan, or MIP, targets for fiscal 2008 in [September] 2007. Under the MIP for fiscal 2008, the executive officers’ incentives consisted of corporate, business unit and personal goals. The corporate goals set by the Board included specific earnings per share, or EPS, backlog objectives, and business operating margin objectives (“BOM objectives”) for various segments or units of the Company.
The specific goal regarding EPS for the Company’s fiscal year ended June 30, 2008 was for the Company to realize an EPS of $[___]/share.
The specific goal regarding backlog for the Company’s fiscal year ended June 30, 2008 was for the Company to realize a corporate backlog of $[___] as of June 30, 2008.
With regard to the goals set by the Board regarding BOM objectives, the specific goal regarding (i) the PAREXEL Consulting and Medical Communications Services segment was $[___]/year and (ii) the Perceptive Informatics, Inc. segment was $[___]/year. With regard to the PAREXEL Consulting unit, Clinical Pharmacology unit and Clinical Research Services segment excluding the Clinical Pharmacology unit, in each case our Compensation Committee set an incentive objective with an

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expected probability of achievement of 80% based on historical performance and established budgets.
With regard to the personal goals of the executives, our Compensation Committee set incentive targets with an expected probability of achievement of 80% based on historical performance and established budgets.”
2.	Additionally, it is not clear what information the chart on the top of page 18 is intended to convey. What is the base and what is the target? Please provide more information.
Response:
In order to address to Staff’s concerns regarding the chart on the top of page 18 of our Schedule 14A filed with the Commission on October 26, 2007, we will provide substantially the following modified disclosure in the 2008 Proxy Statement:

		Target Percent	Maximum Percent	Maximum Percent
“Name	Metrics	of Base (1)	of Target (2)	of Base (3)
Josef H. von Rickenbach	Backlog EPS	[___]%	[___]%	[___]%
James F. Winschel, Jr.	Backlog EPS	[___]%	[___]%	[___]%
Ulf Schneider, Ph.D.	Backlog EPS BOM	[___]%	[___]%	[___]%
Mark A. Goldberg, M.D.	Backlog EPS BOM	[___]%	[___]%	[___]%
Douglas A. Batt	Backlog EPS	[___]%	[___]%	[___]%
Kurt A. Brykman	Backlog EPS BOM	[___]%	[___]%	[___]%

(1) Possible incentive bonus of the executive expressed as a percentage of the executive’s base salary, assuming that MIP targets are met but not exceeded.
(2) Maximum percentage by which an executive’s actual incentive bonus may exceed the executive’s target incentive bonus, assuming that MIP targets are exceeded.
(3) The product of the preceding columns, which is equal to the maximum amount of incentive bonus an executive may receive under the MIP, expressed as a percentage of the executive’s base salary.”

Security and Exchange Commission
File No. 000-21244
March 31, 2008

Section 16(a) Beneficial Ownership Reporting Compliance, page 40
3.	We note your disclosure that Messrs. Callow and Fortune each reported open market sales late on a Form 4. Please expand your disclosure to provide the information required by Item 405(a)(2) of Regulation S-K, including the number of late reports and the number of transactions that were not reported on a timely basis during the fiscal year ended June 30, 2007.
Response:
Mr. Callow filed late one report on Form 4 during the fiscal year ended June 30, 2007, relating to a transaction involving an open market sale of our common stock, which transaction was not reported on a timely basis; Mr. Fortune filed late one report on Form 4 during the fiscal year ended June 30, 2007, relating to a transaction involving an open market sale of our common stock, which transaction was not reported on a timely basis. If a similar situation were to arise in the future, we expect that we would provide the relevant disclosure substantially as follows:
“Mr. ___filed late one report on Form 4 during the fiscal year ended June 30, 20___, relating to a transaction involving ___, which transaction was not reported on a timely basis.”
*****

Security and Exchange Commission
File No. 000-21244
March 31, 2008

In connection with responding to the Commission’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the above responses will be acceptable to the Commission. If you have any questions or comments regarding the foregoing, please contact either the undersigned at 781-434-4158, douglas.batt@parexel.com, or W. Brett Davis of PAREXEL at 781-434-4056, brett.davis@parexel.com.
Very truly yours,
/s/ Douglas A. Batt

By: Douglas A. Batt, Senior Vice President,
General Counsel and Secretary of PAREXEL International Corporation

cc:	Securities and Exchange Commission:

Jeffrey Riedler, Assistant Director
Rose Zukin

PAREXEL International Corporation:

Mr. Josef H. von Rickenbach, Chairman and Chief Executive Officer
W. Brett Davis, Associate General Counsel

Section 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010
April 9, 2008
Mr. Josef H. von Rickenbach
Chairman and Chief Executive Officer
Parexel International Corporation
200 West Street
Waltham, MA 02451

Re:	Parexel International Corporation Form 10-K for Fiscal Year ended June 30, 2007 Filed August 27, 2007 File No. 000-21244
Dear Mr. von Rickenbach:
     We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.
     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the year ended June 30, 2007
Schedule 14A
Information about Executive and Director Compensation, page 12

Mr. Josef H. von Rickenbach
Parexel International Corporation
April 9, 2008

Cash Bonuses under Management Incentive Plan, page 16
1.	We note your response to comment 1. However, we continue to believe that disclosure of your personal goals and Business Operating Margin will be required in future filings in discussing the compensation awarded to, earned by or paid to the NEOs for the recently completed fiscal year.

Your response stated that 20% of each NEO’s total annual incentive compensation was based on personal goals and for some of your NEOs 20 to 30% of each NEO’s annual incentive was dependent on achievement of business operating margin objectives. Therefore, it appears that these goals could potentially be material. Please confirm that you will evaluate whether any of the personal goals are material on an annual basis and disclose the ones that you determine are material. For example, if an NEO achieves only one of the personal goals that were specified and it was determined that it was sufficiently significant that he/she was determined to have earned the portion of his/her compensation attributable to meeting personal goals, this goal should be disclosed.

We are willing to consider whether disclosure of your Business Unit Objectives should be entitled to confidential treatment only in instances where the disclosure of these goals will enable your competitors to determine the specifics of your cost structure. If this is the case, please provide a detailed analysis demonstrating how the specific goals can be used to determine such specifics.
*  *  *  *  *
     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Josef H. von Rickenbach
Parexel International Corporation
April 9, 2008

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
     Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions regarding the comments and related matters.
Sincerely,

Jeffrey Riedler
Assistant Director

Section 4

May 23, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PAREXEL International Corporation
Form 10-K for Fiscal Year ended June 30, 2007
Filed August 27, 2007
File No. 000-21244
Ladies and Gentlemen:
On behalf of PAREXEL International Corporation (“PAREXEL” or the “Company”), I am responding to the comment contained in the staff’s letter dated April 9, 2008 to Mr. Josef H. von Rickenbach, Chairman and Chief Executive Officer of the Company.
Cash Bonuses under Management Incentive Plan, page 16
1.	We note your response to comment 1. However, we continue to believe that disclosure of your personal goals and Business Operating Margin will be required in future filings in discussing the compensation awarded to, earned by or paid to the NEOs for the recently completed fiscal year.

Your response stated that 20% of each NEO’s total annual incentive compensation was based on personal goals and for some of your NEOs 20 to 30% of each NEO’s annual incentive was dependant on achievement of business operating margin objectives. Therefore, it appears that these goals could potentially be material. Please confirm that you will evaluate whether any of the personal goals are material on an annual basis and disclose the ones that you determine are material. For example, if any NEO achieves only one of the personal goals that were specified and it was determined that it was sufficiently significant and that he/she was determined to have earned the portion of his/her compensation attributable to meeting personal goals, this goal should be disclosed.

We are willing to consider whether disclosure of your Business Unit Objectives should be entitled to confidential treatment only in instances where the disclosure of these goals will enable your competitors to determine the specifics of your cost structure. If this is the case, please provide a detailed analysis demonstrating how the specific goals can be used to determine such specifics.
Response:
Personal Goals
We note the staff’s comment regarding the potential materiality of personal goals, and we confirm that we will evaluate on an annual basis whether any of the personal goals are material, and that, subject to the following paragraph, we will disclose the ones that we determine are material.

Security and Exchange Commission
File No. 000-21244
May 23, 2008

Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, in those cases where we determine that disclosure of material personal goals would result in competitive harm to the Company, we will not disclose such personal goals, but will instead discuss the expected probability of achievement of such goals. In our letter to the staff dated March 31, 2008 (the “March 31 Letter”), we provided our detailed analysis of the competitive harm that would result from disclosure of the personal goals and the probability-of-achievement disclosure that we would provide. We will evaluate on an annual basis whether any of the personal goals that were material may nevertheless not be disclosed in accordance with Instruction 4 to Item 402(b) of Regulation S-K.
Business Operating Margin
We note the staff’s comment regarding our Business Unit Objectives. In response, set forth below is our detailed analysis of the competitive harms that would result from disclosure of the business operating margin objectives (“BOM Objectives”) for our business segments and business units. Please note that this response supersedes in its entirety our response in the March 31 Letter with respect to BOM Objectives.
We do not believe that the BOM Objectives for our business segments or our business units are required to be disclosed under Instruction 4 to Item 402(b) of Regulation S-K. We do not publicly disclose, and believe it is not appropriate to disclose, such metrics because we believe that disclosure of these objectives would result in competitive harm to the Company for the reasons discussed below.
Business Segments

We publicly disclose service revenue, direct costs and gross profit (which is service revenue less direct costs) for each of our three business segments (Clinical Research Services; PAREXEL Consulting and Medical Communications Services; and Perceptive Informatics, Inc.). We do not publicly disclose on a segment basis other operating costs, including selling, general and administrative expense because these costs are allocated on a geographic basis. The business operating margin for each segment is determined by subtracting the estimated selling, general and administrative expense that would be allocated to that segment from the gross profit for that segment. If we were to disclose the business operating margin for each segment, our competitors would be able to determine the selling, general and administrative expense for that segment and thereby gain insight into our cost structure.

Our competitors could use this critical information to approximate the minimum price that we would be able to charge our customers and could adjust the pricing of their services to more effectively compete with us. If our competitors were to undercut our pricing, our customers may begin to purchase our competitors’ services, which would cause our sales and revenue to decrease, harm our financial performance and decrease our market share. In addition, since many of our competitors are institutions that are not subject to public disclosure obligations, such as in-house departments of pharmaceutical companies, universities, teaching hospitals, and other site organizations, we would not be able to obtain similar insights into our competitors’ cost structures, and thus we would be unfairly disadvantaged.

Our customers also could leverage information about our cost structure to negotiate more favorable term and lower prices. With customers aware of such metrics, we would be at a distinct disadvantage from a negotiating standpoint and would likely have to lower our prices in response. We would then suffer decreased profit margins. Such losses would be the result of a severe competitive disadvantage, as our competitors’ metrics would not be public knowledge (as ours would be), allowing our competitors to establish superior negotiating positions with customers.

Security and Exchange Commission
File No. 000-21244
May 23, 2008

Business Units

Although we publicly disclose the service revenue, direct costs and gross profit of each of our business segments (Clinical Research Services; PAREXEL Consulting and Medical Communications Services; and Perceptive Informatics, Inc.), we do not disclose such information for any of our business units (including (i) Clinical Pharmacology, (ii) Clinical Research Services excluding Clinical Pharmacology, and (iii) PAREXEL Consulting). We also do not disclose the selling, general and administrative expense for any of our business units. If we were to disclose the BOM Objectives for our business units, third parties could use such information coupled with the information we currently disclose for each of our business segments to approximate key internal financial measures that have not previously been disclosed and would not otherwise be disclosed. Our competitors could use these internal financial measures to gain a competitive advantage over the Company. Disclosure of the BOM Objectives for our business units would reveal confidential information about our cost structure and cause PAREXEL to suffer the same competitive harms described above under “Business Segments.”

In addition to the competitive harms described above, to the extent third parties who conduct business in related markets find the profit margins of one of our business units attractive, they may enter our market and emerge as another source of competition. This increase in competition from current competitors and the emergence of new competitors would likely require us to incur additional costs in order to maintain our market share.

Anticipated BOM Objective Disclosure for 2008 Proxy Statement

We expect to provide substantially the following modified disclosure regarding the BOM Objectives in the 2008 Proxy Statement:

“With regard to the goals set by the Board regarding BOM objectives, in each case our Compensation Committee set an incentive objective with an expected probability of achievement of 80% based on historical performance and established budgets.”
*****

Security and Exchange Commission
File No. 000-21244
May 23, 2008

In connection with responding to the staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact either the undersigned at 781-434-4158, douglas.batt@parexel.com, or W. Brett Davis of PAREXEL at 781-434-4056, brett.davis@parexel.com.
Very truly yours,
/s/ Douglas A. Batt

By: Douglas A. Batt, Senior Vice President,
General Counsel and Secretary of PAREXEL International Corporation

cc:	Securities and Exchange Commission:

Jeffrey Riedler, Assistant Director
Rose Zukin

PAREXEL International Corporation:

Mr. Josef H. von Rickenbach, Chairman and Chief Executive Officer
W. Brett Davis, Associate General Counsel

Section 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010
June 16, 2008
Mr. Josef H. von Rickenbach
Chairman and Chief Executive Officer
Parexel International Corporation
200 West Street
Waltham, MA 02451

Re:	Parexel International Corporation Form 10-K for Fiscal Year ended June 30, 2007 Filed August 27, 2007 File No. 000-21244
Dear Mr. von Rickenbach:
     We have reviewed your filing and have the following comments. In our comments, wo ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.
     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the year ended June 30, 2007
Schedule 14A
Information about Executive and Director Compensation, page 12

Mr. Josef H. von Rickenbach
Parexel International Corporation
June 16, 2008

Cash Bonuses under Management Incentive Plan, page 16
1.	We note your response to comment 1 and the response included in your March 31, 2008 response letter. We continue to believe the business operating margin objectives that determine compensation to your named executive officers is required disclosure.

We are not persuaded by the following arguments:
•	Disclosure puts you at a disadvantage because many of your competitors are not public companies;

•	Disclosure may lead to customers attempting to negotiate for lower prices; and

•	Disclosure may lead to competitors attempting to solicit your executives.
We will consider an analysis demonstrating how competitors could use the information to determine key financial measures that have not been disclosure if you can demonstrate how they would use the requested information to calculate the key financial measure and how the key financial measure could be used to cause you competitive harm.
* * * * *
Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Josef H. von Rickenbaeh
Parexel International Corporation
June 16, 2008

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
     Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions regarding the comments and related matters.
Sincerely,

Jeffrey Riedler
Assistant Director

Section 6

July 22, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	PAREXEL International Corporation Form 10-K for Fiscal Year ended June 30, 2007 Filed August 27, 2007 File No. 000-21244
Ladies and Gentlemen:
On behalf of PAREXEL International Corporation (“PAREXEL” or the “Company”), I am responding to the comment contained in the staff’s letter dated June 16, 2008 to Mr. Josef H. von Rickenbach, Chairman and Chief Executive Officer of the Company.
Cash Bonuses under Management Incentive Plan, page 16
1.	We note your response to comment 1 and the response included in your March 31, 2008 response letter. We continue to believe the business operating margin objectives that determine compensation to your named executive officers is required disclosure.

We are not persuaded by the following arguments:
•	Disclosure puts you at a disadvantage because many of your competitors are not public companies;

•	Disclosure may lead to customers attempting to negotiate for lower prices; and

•	Disclosure may lead to competitors attempting to solicit your executives.
We will consider an analysis demonstrating how competitors could use the information to determine key financial measures that have not been disclosed if you can demonstrate how they would use the requested information to calculate the key financial measure and how the key financial measure could be used to cause you competitive harm.
RESPONSE
I. Background

Company Structure
Our company is comprised of three business segments:
•	Clinical Research Services (“CRS”),

•	PAREXEL Consulting and Medical Communications Services (“PCMS”), and

•	Perceptive Informatics, Inc. (“PI”).
Two of our business segments are each comprised of two business units (which, for purposes of clarity, we refer to herein as “service lines”):
•	Our CRS business segment is comprised of two service lines: (i) Clinical Pharmacology (“ClinPharm”) and (ii) “non-ClinPharm CRS”

•	Our PCMS business segment is comprised of two service lines: (i) PAREXEL Consulting and (ii) Medical Communications Services
Public Reporting
We publicly disclose the following financial information about our business segments:
•	service revenue

•	direct costs

•	gross margin (which equals service revenue less direct costs)
We do not publicly disclose the following financial information about our business segments:
•	Indirect costs, including selling, general and administrative expense (“non-corporate SG&A”)

•	Business operating margin (which equals gross margin less non-corporate SG&A) (“BOM”)
We do not publicly disclose financial information about our service lines, except to the extent such disclosure is required in connection with our Management Discussion and Analysis (“MD&A”) disclosure.
Our board of directors establishes BOM objectives that serve as one element in the bonus-compensation calculation of certain of our named executive officers (“BOM Objectives”). For fiscal year 2008, our board of directors has set BOM Objectives for the following business segments and service lines:
Business Segment
•	PCMS

•	PI
Service Lines
•	ClinPharm

•	non-ClinPharm CRS

•	PAREXEL Consulting (applicable only if BOM Objective of PCMS is not met)

II. Competitive Harm Suffered from Competitors
We note the Staff’s statement that it will consider an analysis demonstrating how competitors could use information we view as confidential to determine key financial measures that have not been disclosed if we can demonstrate (i) how competitors would use the information to calculate a key financial measure and (ii) how such measure could be used to cause us competitive harm.
We view the BOM Objectives of our business segments and service lines to be confidential information, and we would expect that disclosure of specific BOM Objectives would necessitate the additional disclosure, in the Compensation Discussion and Analysis section of our proxy statements, of the actual BOMs of the relevant business segments or service lines, in connection with our discussion of whether or not a specific BOM Objective performance target was met. As noted above, we do not publicly disclose the BOMs of our business segments or service lines. We believe that BOMs are a key financial measure, the disclosure of which could cause us competitive harm for the reasons discussed below.
In addition, we believe that disclosure of the BOMs of our business segments or service lines would allow competitors to calculate the non-corporate SG&A of those business segments or service lines. We consider non-corporate SG&A also to be a key financial measure, the disclosure of which could cause us competitive harm for the reasons discussed below. By way of demonstration of the above, we offer the following tables and related discussion. The following table illustrates the information that we currently publicly disclose about each of our business segments that consist of two service lines, using hypothetical numbers for purposes of the examples:

	Business Segment	Service Line 1	Service Line 2
Revenue Business Segment revenue is the sum of the revenue for each service line that is a component of the segment	100
Direct Costs[1] Business Segment Direct Costs equal the costs of goods sold for the segment, reported in accordance with GAAP	75
Gross Margin Business Segment Gross Margin consists of the difference between Revenue and Gross Margin, for the segment	25

Non-Corporate SG&A
Business Segment Non-Corporate SG&A consists of selling, general and administrative expenses. We do not publicly disclose such costs on a segment basis because they are allocated on a geographic basis.

Business Operating Margin Business Segment Business Operating Margin consists of the difference between Gross Margin and Non-Corporate SG&A, for each Business Segment

[1]	While the direct costs of a business segment equal the costs of goods sold for each service line in that segment, reported in accordance with GAAP, the direct costs for each service line (while also equal to the costs of goods sold for that service line), are not calculated in accordance with GAAP. Therefore, the direct costs of a business segment as disclosed do not necessarily equal the sum of the direct costs of the segment’s component service lines.

The following table illustrates the additional information that would be disclosed if we were required to disclose our confidential BOM Objectives and related BOM for our business segments or the service lines that are components of the reported business segments:
Scenario A

	Business Segment	Service Line 1	Service Line 2
Revenue	100 Publicly reported
Direct Costs	75 Publicly reported
Gross Margin	25 Publicly reported
Non-Corporate SG&A	5 Derivable from information that would be publicly reported
Business Operating Margin	20 Would be publicly reported or is derivable from information that would be publicly reported	(5) Would be publicly reported	25 Would be publicly reported

Scenario B
Identical to Scenario A, except that the Business Operating Margin row would read as follows:

Business Operating Margin	20 Would be publicly reported or is derivable from information that would be publicly reported	1 Would be publicly reported	19 Would be publicly reported

Scenario C
Identical to Scenario A, except that the Business Operating Margin row would read as follows:

Business Operating Margin	20 Would be publicly reported or is derivable from information that would be publicly reported	10 Would be publicly reported	10 Would be publicly reported

Disclosure of BOM
As indicated in the tables above, the additional disclosure regarding BOM would serve to “de-aggregate” our cost structure, with the result that our competitors would gain valuable information that they could use to more effectively compete against us. Under Scenario A, a competitor would gain information as to whether a particular service line was operating at a loss. As a result, when competing against us for work, the competitor would know that we have very little pricing flexibility with respect to that service line. Therefore, the competitor could aggressively cut its prices in that service line in an effort to win business from one or more of our customers, knowing that we would not be able to match that price cut as we did not have the margin to sustain the loss.
Even where a service line is profitable but only marginally so, as in Scenario B above, a competitor could use the information to more effectively price its competing services. We consider a competitor’s adjusting its pricing in response to our disclosure of the BOMs of particular service lines to likely lead to the competitive harms discussed above.
In addition, the disclosure of our BOM Objectives over time would enable competitors to identify trends in our business. Disclosure of BOM of individual service lines in the case of Scenario C — disclosure which may seem innocuous on its face — could be used by competitors to more effectively compete against us. For example, if Scenario C occurred in the year immediately following Scenario B, new competitors may be attracted to our Service Line 1 due to the increase in the BOM for that service line. Competitors may perceive Service Line 1 to exist in a market with increasing available profits. At the same time, competitors of Service Line 2 would learn that our pricing flexibility had weakened in that service line, and competitors could therefore more aggressively bid against us in that area. In either case, we would suffer a competitive harm as a result of the new public disclosure.
Indirect Disclosure of Non-Corporate SG&A
Disclosure of the BOM of a business segment would reveal not just the BOM itself, which we consider to be a key financial measure, but would lead indirectly to disclosure of that business segment’s non-corporate SG&A expense, which we also consider to be a key financial measure. Competitors could derive non-corporate SG&A simply by subtracting the BOM of such business segment from the gross margin of that business segment, which number we already publicly disclose. The resulting number would be the non-corporate SG&A for that particular business segment.
Moreover, as indicated in the tables above, in situations where the BOMs of all service lines of a business segment are required to be disclosed, but the BOM of the business segment as a whole is not required to be disclosed, the additional disclosure would nevertheless enable competitors to obtain information about our non-corporate SG&A expenses on a segment-wide basis. Competitors could derive this approximate number by (A) adding the BOM for each service line to arrive at the BOM for that particular segment, and then (B) subtracting such total from the gross margin of the particular business segment, which number is publicly disclosed. The resulting number would approximate the non-corporate SG&A for that particular business segment. We note that the resulting number would only approximate non-corporate SG&A, and not equal it exactly, because, as discussed in Footnote 1 of the table first listed above, while the direct costs of a business segment equal the costs of goods sold for the segment, reported in accordance with GAAP, the direct costs for each service line are not calculated in accordance with GAAP.
Knowledge of non-corporate SG&A expense of a business segment would provide competitors with insight into our cost structure, as it would reveal the direct costs incurred in such business segment. We believe that we would suffer competitive harm were such direct costs revealed, for the direct costs of a business segment equal, for all practical purposes, the “floor” below which we could not price a service or product without suffering a loss. Were a competitor to have such information—which information is not currently public—it would be able to undercut our prices in that market and potentially drive us from it. A competitor could choose to take such action only temporarily (perhaps only for such time necessary to drive us from that market) and perhaps while suffering a loss itself, but it would be in a position of distinct competitive advantage while doing so. For while our competitor would know precisely our fixed costs for that business segment, and therefor our pricing floor, we would not have comparable information about our competitor. Therefore, we would not be able to determine if our competitor’s price cuts were unsustainable and implemented only in the short term for the purpose of driving us from the market, or if such price reductions were in fact the result of a genuine competitive advantage. If we knew for certain it was the former, then we would be more inclined to remain competitive in such market, even if it meant suffering a short-term loss ourselves, for we would feel comfortable that our competitor could not sustain such prices indefinitely. If we knew it was the latter, then we may be inclined to leave the market altogether or else look to make substantive changes regarding our position therein. At any rate, by publicly disclosing (albeit indirectly) our non-corporate SG&A for a business segment or service, and without comparable information about our competitors, we would potentially suffer substantial competitive harm.
III. Competitive Harm Suffered from Customers
The disclosure of our BOM objectives would also cause us to suffer competitive pricing harm as a result of our customers now having available de-aggregated information to negotiate lower prices in specific service lines. For example, under Scenario A, a customer would for the first time be able to identify what it could perceive as an especially profitable service line. As a result, that customer could demand price concessions from us with the argument that we could afford to realize less profits in that service line. This is an especially significant concern in a time of economic downturn as customers more aggressively seek to lower their costs.
We note the Staff’s statement that it is not persuaded by arguments that disclosure may lead to customers attempting to negotiate for lower prices. However, we believe that case law demonstrates that courts have acknowledged that the disclosure of confidential pricing-related information to customers constitutes competitive harm.
In McDonnell Douglas Corp. v. NASA, 180 F.3d 303 (D.C. Cir. 1999), a “reverse” Freedom of Information Act (“FOIA”) action, McDonnell Douglas, a government contractor, sought to prevent NASA from releasing “line item pricing information” contained in a contract between the two parties. McDonnell Douglas claimed that the release of such information would cause it competitive harm “for two reasons: it would permit its commercial customers to bargain down (‘ratchet down’) its prices more effectively, and it would help its domestic and international competitors to underbid it.” Id. at 306. The United States Court of Appeals, District of Columbia Circuit, held in favor of McDonnell Douglas, noting “[b]oth of the reasons McDonnell Douglas advanced for claiming its line item prices were confidential commercial or financial information are indisputable” Id. at 307.
In reaching the decision above, the court noted its belief that, “the disputed line item price information is confidential commercial or financial information under the National Parks test.” Id. at 306. The “National Parks test” to which the court refers is the following test put forth by the United States Court of Appeals, District of Columbia Circuit, in National Parks & Conservations Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974):
[C]ommercial or financial matter is ‘confidential’ for purposes of [Exemption 4 of the Freedom of Information Act] if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.
For purposes of our analysis of the confidentiality of the information we do not disclose, we have relied on the National Parks test as the current standard, taking guidance from “Regulation S-K Questions and Answers of General Applicability” (Last Update July 3, 2007), available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, in which the Staff notes in the Answer to Question 118.04 thereof, that a company “must make its determination [of whether it may omit disclosure of performance target levels or other factors or criteria under Instruction 4 to Item 402(b)] based on the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. These standards have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) . . .”
In a case similar to McDonnell Douglas, MCI WorldCom, Inc. v. General Services Administration, 163 F. Supp. 2d 28 (D.D.C. 2001), MCI and Sprint brought a “reverse” FOIA action to enjoin the General Services Administration from disclosing pricing information that was submitted in connection with their contracts to provide telecommunications services to the government. Citing the McDonnell Douglas decision, the United States District Court, District of Columbia, held in favor of MCI and Sprint, noting that they had shown that disclosure of such pricing information would “allow commercial customers to ‘ratchet down’ prices once they knew that governmental customers, such as [the General Services Administration], were receiving more favorable rates.” Id. at 36.
Finally, in Timken Company v. United States Customs Service, 491 F. Supp. 557 (D.D.C. 1980), Timken brought a FOIA action seeking disclosure of documents that the United States Customs Service (“Customs”) possessed. These documents related to the appraised value of tapered roller bearings and components imported from Japan by American Koyo Corporation (“AKC”). Id. at 558. Customs claimed that the price and quantity data for which it sought to withhold public disclosure would cause competitive injury to both the importer (AKC) and the exporter (Koyo Seiko) because “it would allow their competitors and customers to estimate the company’s profit margin and production costs, thereby giving competitors insight into the company’s competitive strengths and weaknesses.” Id. at 559 (emphasis added). The United States District Court, District of Columbia, reasoned that “even if the price data would be insufficient, standing by itself, to allow computation of the cost of production, this cost would be ascertainable when coupled with other information . . . .” Id. Accordingly, the court concluded that the sensitive information was of a nature that “if disclosed, would likely result in substantial competitive injury to the suppliers of that information.” Id. at 560.
We believe that Timken, in particular, supports our arguments above. In Timken, the court concludes that the cost of production of AKC would be “ascertainable when coupled with other information.” Similarly, our disclosure of BOM Objectives would allow our customers to deduce our non-corporate SG&A expenses. Moreover, as Customs notes in Timken, allowing customers to estimate a company’s profit margin and production costs would likely result in substantial competitive injury. In our case, we would be disclosing explicitly and exactly the profit margin of certain of our business segments and service lines (no estimation of such by the customer would be necessary), which would allow customers to know the profit margins of such business segments and service lines.
We believe that the case law discussed above demonstrates that courts have acknowledged that disclosure of confidential pricing-related information to customers constitutes competitive harm. Moreover, we note the Staff’s recent publication cited above, “Regulation S-K Questions and Answers of General Applicability” in which the Staff notes in the Answer to Question 118.04 thereof, that, “[t]o reach a conclusion that disclosure would result in competitive harm, a company must undertake a competitive harm analysis taking into account its specific facts and circumstances and the nature of the performance targets . . . In the context of the company’s industry and competitive environment, the company must analyze whether a competitor or contractual counterparty could extract from the targets information regarding the company’s business or business strategy that the competitor or counterparty could use to the company’s detriment” (emphasis added). We believe that a customer of ours that is party to a contract with us would be a “contractual counterparty”, and we believe that we have described above how such a customer could extract from our BOM Objectives information regarding our business that the customer could use to our detriment.
*****

In connection with responding to the staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact either the undersigned at 781-434-4158, douglas.batt@parexel.com, or W. Brett Davis of PAREXEL at 781-434-4056, brett.davis@parexel.com.

Very truly yours,
/s/ Douglas A. Batt
By:	Douglas A. Batt, Senior Vice President,
General Counsel and Secretary of PAREXEL International Corporation

cc:	Securities and Exchange Commission:

Jeffrey Riedler, Assistant Director Rose Zukin

PAREXEL International Corporation:

Mr. Josef H. von Rickenbach, Chairman and Chief Executive Officer W. Brett Davis, Associate General Counsel

Section 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010
August 18, 2008
Mr. Josef H. von Rickenbach
Chairman and Chief Executive Officer
Parexel International Corporation
200 West Street
Waltham, MA 02451
Re: Parexel International Corporation
Form 10-K for Fiscal Year ended June 30, 2007
Filed August 27, 2007
File No. 000-21244
Dear Mr. von Rickenbach:
     We have completed our review of your Form 10-K and related filings and have no further comments at this time.
Sincerely,

Suzanne Hayes
Branch Chief